REPURCHASE OFFER
NOTIFICATION

If you have any questions concerning your account, please contact Investor Services at:
(773) 283-8822 or (800) 217-2978

August 25, 1999

Re:  Quarterly Repurchase Offer

The following information is provided for persons who desire to redeem Shares in the Zazove Convertible Securities Fund, Inc. as of September 30, 1999.

This Notification is provided in accordance with the requirements of Rule 23c-3 issued under the Investment Company Act of 1940.
Capitalized terms used in this Notification but not defined have the same meaning as provided in the Articles of Incorporation of Zazove Convertible Securities Fund, Inc.

The Zazove Convertible Securities Fund, Inc. (the "Fund") is offering to repurchase on September 30, 1999 up to 25% of its Shares outstanding as of the close of business on September 30, 1999 at the Current Net Asset Value per Share as of the close of business on September 30, 1999. No redemption or other fees will be imposed on the repurchase of Shares pursuant to this offer; provided, however, that the Fund may impose a 2% redemption fee on the repurchase of any Shares acquired by a Shareholder within the one year period ending on September 30, 1999. For this purpose, Shares are deemed repurchased by treating the Shares first acquired by a Shareholder as being repurchased prior to Shares acquired by the Shareholder thereafter.

A Shareholder that desires to have Shares redeemed must complete the enclosed Repurchase Request Form and deliver it to the Fund at 4801
West Peterson Avenue, Suite 615, Chicago, Illinois 60646. In order to be effective, the Repurchase Request Form must be received by the Fund on or before September 17, 1999. A Shareholder may withdraw or modify any request to repurchase Shares at any time prior to the end of business on September 17, 1999, but not thereafter.

Please note that there is a risk that the Current Net Asset Value Per Share will fluctuate between the repurchase request deadline of September 17, 1999 and the repurchase pricing date of September 30, 1999.

If the aggregate number of Shares requested by the Shareholders to be repurchased is in excess of 25% of the Shares outstanding at the close of business on September 30, 1999, the Fund may elect to repurchase an additional 2% of its Shares outstanding on such date. If the aggregate number of Shares requested by the Shareholders for repurchase exceeds the number of Shares in this repurchase offer (including, if the Fund so elects, the additional 2%), then the Fund will repurchase Shares on a pro-rata basis; provided, however, that the Fund may, prior to prorating tendered Shares, accept all Shares tendered by Shareholders who hold fewer than 100 Shares and who tender all of their Shares.

The Fund may suspend or postpone the repurchase offer described in this notification only if a majority of the Directors, including a majority of the Independent Directors, vote to suspend or delay the repurchase offer and (i) The New York Stock Exchange or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or trading in such market is restricted, (ii) an emergency exists as a result of which either disposal by the Fund of its securities is not reasonably practicable or it is not reasonably practicable to fairly determine the Current Net Asset Value Per Share or (iii) as permitted by the Securities and Exchange Commission by order to protect the Shareholders.

The Current Net Asset Value Per Share as of the close of business on August 20, 1999 was $17.57. Shareholders may ascertain the Current Net Asset Value Per Share as of the close of business on the last business day of each week prior to September 17, 1999 and each of the five business days prior to such date by calling the Fund at (773) 283-8822.